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                               UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                   SEC File Number 000-31291

(Check One)
  [ ]Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-QSB  [ ]Form N-SAR

                    For Period Ended: June 30, 2004
                                      ------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
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|Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
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| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full name of Registrant:

     RPM Technologies, Inc.

Former Name of Registrant:

     Mann Enterprise, Inc..

Address of Principal Executive Office:

     21061 West Braxton
     Plainfield, IL 60544

PART II - RULE 12b-25(b)AND (c)

If the subject report could not be filed without unreasonable effort and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-f, 11-K, 10-Q, or filing made by money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report, or portion thereof could not filed with in the prescribed period.

     The above-mentioned filing could not be filed within the prescribed period because the Company's Financial reports could not be completed in the proper form without unreasonable expense and effort.

PART IV - OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification.

     Randy Zych          (815) 293-1190

2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [x] Yes  [ ] No


3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report(s) or portion thereof?

     [ ] Yes  [X] No

     If so: attach an explanation of the anticipated Change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             RPM TECHNOLOGIES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2004                       By /S/  Randy Zych
                                           ---------------------------------
                                           Randy Zych (CEO)